Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, Mississippi 38824

March 23, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Attention:	Ms. Brigitte Lippmann, Special Counsel

Re:	Hancock Fabrics, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed April 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed on April 27, 2010
File No. 001-09482

Dear Ms. Lippmann:

We have received the Staff’s comment letter dated March 17, 2011 raising additional comments with respect to the above-referenced filings.  Per your telephone conversation with our counsel, W. Benjamin Barkley of Kilpatrick Townsend & Stockton, LLP, the Company requires additional time to complete its response to the Staff’s comments. The Company proposes to respond to the Staff’s comment letter no later than April 8, 2011, which is 5 business days after the original response deadline requested in your comment letter.

If there are any questions or concerns about the Company’s proposed response date, please do not hesitate to contact the undersigned at (662) 365-6112, or Mr. Barkley at (404) 815-6569.

Sincerely,

HANCOCK FABRICS, INC.

By:	/s/ Robert W. Driskell
Robert W. Driskell
Executive Vice President, Chief Financial Officer